FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant’s press release from June 30, 2004, regarding the announcement by the President of the Venezuelan National Elections Board that Registrant is among the companies that have been chosen to take part in the project for the transmission of identification and tracking of voter registry data via satellite regarding the upcoming Presidential referendum in August 2004.

Attached hereto and incorporated by reference herein is Registrant’s press release from June 30, 2004, announcing Registrant’s U.S. subsidiary, Spacenet Inc., has named Christina Clifton as Executive Vice President, Sales & Marketing.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rael Kolevsohn —————————————— Rael Kolevsohn General Counsel

Dated: July 1, 2004

Jun 30, 2004

President of Venezuelan National Elections Board, Jorge Rodriguez, announces that Gilat is among the companies chosen to take part in project for the transmission of data via satellite during upcoming Presidential referendum in August 2004
Subject to contract signature, Gilat would provide a hub and 5,000-site satellite-based VSAT network to transfer data for fingerprint-based voter identification system

June 30, 2004 – The President of the Venezuelan National Elections Board, Jorge Rodriguez, announced in an official statement on June 29, that Gilat is among several companies chosen to partake in a large-scale project for identifying voters and keeping track of voter registry in the upcoming referendum for the continuation of the term of Venezuelan President Hugo Chavez, to be held on August 15, 2004. An agreement is expected to be signed between the Venezuelan National Elections Board and Gilat.

The National Elections Board statement said that the objectives of the project were to prevent election fraud of people voting twice and to authorize and keep track of the voter registry. According to the statement, the National Elections Board decided to go with Gilat’s satellite-based network which will allow the placement of wireless data hubs at each voting center, so that by satellite, the Board can stay on-line during the entire voting process.

The Venezuelan National Elections Board has announced that it will hire Gilat to provide a satellite-based VSAT network to transfer voter identification data from fingerprints at polling stations. The network, based on Gilat’s Skystar 360E platform, would include a hub in Caracas and 5,000 remote terminals at polling stations throughout the country.
According to the National Elections Board statement, the American/Chinese firm Cogent Systems would provide a fingerprinting system to scan and compare fingerprints. The data would be transferred to a central database via the Gilat VSAT and then checked to verify that the voter has not already voted in another location, and that the fingerprints sent from the specific location are indeed unique. Authorization of the voter following this check would be transferred back immediately to the polling station via the VSAT.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with close to 500,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition the Company markets Skystar Advantage®, DialAw@y™ IP, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 80 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. SkyEdge, Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Relations
+1 703- 848-1515

tim.perrott@spacenet.com

Gilat Media Contact:
Barry Spielman,
Senior Director, Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com

Jun 30, 2004

Gilat’s Spacenet subsidiary appoints Christina Clifton Executive Vice President, Sales & Marketing
Clifton will oversee the sales and marketing efforts of Spacenet’s custom enterprise networking solutions, Connexstar broadband networking services and new product/service development throughout North America.

Petah Tikva, Israel, June 30, 2004 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced that its U.S. subsidiary, Spacenet Inc., has named Christina Clifton as Executive Vice President, Sales & Marketing. Clifton will oversee the sales and marketing efforts of Spacenet’s custom enterprise networking solutions, Connexstar broadband networking services and new product/service development throughout North America.

Prior to joining Spacenet, Clifton held a wide range of senior sales and marketing positions in the telecommunications industry, including: Executive Vice President of Sales & Marketing for Iridium Satellite LLC, a global wireless network provider of voice and data services; Senior Vice President, Global Sales & Business Development of Astrolink International; Executive Vice President at World Access, Inc./Facilicom International; and positions at Digital Technics Inc., SkyTel, and Bell Atlantic Corp. She earned a BBA and MBA from George Washington University.

“Christina has a strong record of achievement in market expansion, business development, and the design and implementation of sales distribution strategies for a wide range of telecommunications companies,” said Spacenet Chief Executive Officer Bill Gerety. “We believe her expertise and leadership will help Spacenet continue its rapid growth by bringing innovative networking solutions to large, multi-site enterprises.”

About Spacenet
Spacenet Inc. provides two-way broadband networking solutions throughout North America under the Connexstar brand, and has nearly 20 years experience in providing connectivity, provisioning, operations and maintenance to enterprise and government customers, including some of the largest satellite-based networks in the world. Spacenet is based in McLean, Virginia, and is a wholly owned subsidiary of Gilat Satellite Networks, Ltd. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with close to 500,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition the Company markets the Skystar Advantage®, DialAw@y® IP, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 80 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Relations
+1 703- 848-1515

tim.perrott@spacenet.com

Gilat Media Contact:
Barry Spielman,
Senior Director, Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com

Spacenet Media Contact
Fritz Stolzenbach
Director, Marketing
+17038481515
fritz.stolzenbach@spacenet.com